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                                                                   No. 811-07577

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM N-8A/A

                    AMENDMENT TO NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

         The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

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Name:  WM Strategic Asset Management Portfolios, LLC (No. 811-07577)(1)
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Address of Principal Business Office (No. & Street, City, State, Zip Code):
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1201 Third Avenue, 22nd Floor, Seattle, WA  98101

Telephone Number (including area code):  (206) 461-3800
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     (1) Effective as of the close of business on July 16, 1999, or such later date as WM Strategic Asset Management Portfolios, a Massachusetts business trust (the "Predecessor Registrant"), and WM Strategic Asset Management Portfolios, LLC, a Massachusetts limited liability company (the "LLC"), may agree (the "Effective Time"), the Strategic Growth Portfolio, Conservative Growth Portfolio, Balanced Portfolio, Flexible Income Portfolio and Income Portfolio, the five initial series of shares of the LLC, will succeed to all of the assets, rights, obligations and liabilities of the Strategic Growth Portfolio, Conservative Growth Portfolio, Balanced Portfolio, Flexible Income Portfolio and Income Portfolio, respectively, the five series of shares of the Predecessor Registrant. The LLC hereby expressly adopts the Notification of Registration on Form N-8A of the Predecessor Registrant, as amended hereby, as its own, effective as of the Effective Time, for all purposes of the Investment Company Act of 1940.

Name and address of agent for service of process:
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         John T. West, Secretary
         1201 Third Avenue
         22nd Floor
         Seattle, WA 98101

Copies to:
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         Joseph B. Kittredge, Esq.
         Ropes & Gray
         One International Place
         Boston, MA  02110

Check Appropriate Box:
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         Registrant is filing a Registration Statement pursuant to Section 8(b)
of the Investment Company Act of 1940 concurrently with the filing of Form
N-8A/A:  YES /  /    NO / X /
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Item 1.  Exact name of registrant.

              The exact name of the registrant is WM Strategic Asset Management Portfolios, LLC (the "Registrant").

Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

              The Registrant was organized under the laws of the Commonwealth of Massachusetts on March 12, 1999.

Item 3. Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

              The Registrant is a limited liability company.

Item 4. Classification of registrant (face-amount certificate company, unit investment trust, or management company).

              The Registrant is a management company.

Item 5. If registrant is a management company: (a) state whether registrant is a "closed-end" company or an "open-end" company; (b) state whether registrant is registering as a "diversified" company or a "non-diversified" company.

              The Registrant is an open-end diversified management company.

Item 6.  Name and address of each investment adviser of registrant.

              The investment adviser of the Registrant is WM Advisors, Inc., located at 1201 Third Avenue, 22nd Floor, Seattle, Washington 98101.

Item 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

TRUSTEES
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David E. Anderson                  17960 Seabreeze Drive
                                   Pacific Palisades, California  90272

Wayne L. Attwood, MD               2931 S. Howard
                                   Spokane, Washington  99203

Arthur H. Bernstein                11661 San Vicente Blvd., Suite 701
                                   Los Angeles, California  90049

Kristianne Blake                   705 W. 7th, Suite D
                                   Spokane, Washington  99204

Edmond R. Davis                    550 South Hope Street, 21st Floor
                                   Los Angeles, California  90071-2604

John W. English                    50 H New England Ave.
                                   P.O. Box 640
                                   Summit, New Jersey  07902-0640

Anne V. Farrell                    425 Pike Street, Suite 510
                                   Seattle, Washington  98101

Carrol R. McGinnis                 9225 Katy Freeway, Suite 205
                                   Houston, TX  77024

Michael K. Murphy                  PO Box 3366
                                   Spokane, Washington  99220-3366

Alfred E. Osborne, Jr., Ph.D       110 Westwood Plaza, Suite C305
                                   Los Angeles, California  90095-1481

William G. Papesh                  1201 Third Avenue
President and Chief Executive      22nd Floor
Officer                            Seattle, WA  98101

Daniel L. Pavelich                 Two Prudential Plaza
                                   180 North Stetson Avenue, Suite 4300
                                   Chicago, Illinois  60601

Jay Rockey                         2121 Fifth Avenue
                                   Seattle, Washington  98121

Morton O. Schapiro                 4535 Lenox Avenue
                                   Sherman Oaks, CA  91423

Richard C. Yancey                  535 Madison Avenue
                                   New York, New York  10022

OFFICERS

Monte D. Calvin, CPA               1201 Third Avenue
Vice President, Treasurer,         22nd Floor
Chief Financial Officer and        Seattle, WA  98101
Chief Compliance Officer

John T. West, CPA                  1201 Third Avenue
Secretary                          22nd Floor
                                   Seattle, WA  98101


Item 8. If registrant is an unincorporated investment company not having a board of directors: (a) state the name and address of each sponsor of registrant; (b) state the name and address of each officer and director of each sponsor of registrant; (c) state the name and address of each trustee and each custodian of registrant.

                  Not Applicable.

Item 9. (a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

                  Yes.

         (b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

                  WM Funds Distributor, Inc.
                  1201 Third Avenue, 22nd Floor
                  Seattle, WA 98101

         (c) If the answer to Item 9(a) is "no" and the answer to Item 9(b) is "not applicable," state whether registrant presently proposes to make a public offering of its securities (yes or no).

                  Not applicable.

         (d) State whether registrant has any securities currently issued and outstanding (yes or no).

                  Yes.

         (e) If the answer to Item 9(d) is "yes," state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant's outstanding voting securities.

         As of July 7, 1999, there were 23,585 beneficial owners of the Predecessor Registrant's outstanding securities and no beneficial owners owning 10% or more of the Predecessor Registrant's outstanding voting securities. The number of beneficial owners of each Portfolio of the Predecessor Registrant was as follows:

                  Portfolio                         Beneficial Owners
                  ---------                         -----------------
                  Strategic Growth Portfolio              5,055
                  Conservative Growth Portfolio           9,132
                  Balanced Portfolio                      7,632
                  Flexible Income Portfolio               1,225
                  Income Portfolio                          541

Item 10. State the current value of registrant's total assets.

         As of July 7, 1999, the current value of the Predecessor Registrant's total assets was $882,222,452. The current value of total assets of each Portfolio of the Predecessor Registrant was as follows:

                 Portfolio                      Current Value of Total Assets
                 ---------                      -----------------------------
                 Strategic Growth Portfolio            $144,360,303
                 Conservative Growth Portfolio         $360,640,354
                 Balanced Portfolio                    $306,082,459
                 Flexible Income Portfolio             $ 49,861,047
                 Income Portfolio                      $ 21,278,289

Item 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

                  No.

Item 12 Attach as an exhibit a copy of the registrant's last regular periodic report to its security holders, if any.

                  The Predecessor Registrant's last regular periodic report is attached as Exhibit 12.

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                                   SIGNATURES

         A copy of the LLC Certificate of Formation of WM Strategic Asset Management Portfolios, LLC (the "LLC") is on file with the Secretary of the Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the LLC by an officer of the LLC as officer and not individually and that the obligations of or arising out of this instrument as they relate to each series of the LLC are binding only on assets and properties of that series and are not binding upon any other series of the LLC or any Trustee, officer, or shareholder individually.

         Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this amendment to notification of registration to be duly signed on its behalf in the City of Seattle and the State of Washington on the 16th day of July, 1999.

                     Signature: WM Strategic Asset Management Portfolios, LLC

                                By: /s/ William G. Papesh
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                                    William G. Papesh, President and Trustee



Attest: /s/ John T. West
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         John T. West, Secretary